Alex Wright-Gladst...
CEO and founder of Sphere. Co-founder of Ayar Labs.
San Diego, California
Sphere (Our Sphere, Inc.)

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Alex Wright-Gladstein • You
CEO and founder of Sphere. Co-founder of Ayar Labs.
7mo •

Wow - it's humbling to see how many people are interested in joining the Sphere community raise. It's been moving to hear your stories about why being able to invest in a climate-friendly way matters to you.

But because of the level of interest, we've made a decision: we will be giving Sphere customers access to the community round 24 hours ahead of non-customers.

Our customers have put in the time to move their retirement savings from investments that uphold the fossil fuel norm, to a new kind of investment that works to create the kind of world that we want to live in. Who refuse to accept the status quo. Who understand that each and every person has the power to create the world we want. And who know that change will not happen unless we make it happen.

We'll give our customers a 24 hour head-start. After those 24 hours, everyone else will get access to the community raise. (But please know: we can't guarantee that there will still be room in the round at that point.)

The good news is: it's easy to become a customer.

To do so, go the Sphere website and follow the steps described here:
https://lnkd.in/g__nTb2t

If you haven't moved your savings out of fossil fuels yet, maybe this is the sign that now is the time :-)

Once you have, let us know by updating your survey response.

For anyone who wants to get a heads-up when the community round opens up, sign up here:
https://lnkd.in/d59N3AdP

Please note: investment involves risk. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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